

Mail Stop 4628

March 29, 2018

<u>Via E-Mail</u>
Bernard J. Birkett
Chief Financial Officer, Secretary and Treasurer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

Re: Merit Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 0-18592

Dear Mr. Birkett:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated August 20, 2015, you discussed contacts with Syria and Sudan. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any contacts with Syria and Sudan since your 2015 letter, whether through subsidiaries, distributors or affiliates. In this regard, we note that you recently acquired certain assets from Becton, Dickinson & Co. In a letter to us dated February 17, 2017, Becton, Dickinson & Co. discussed contacts with Syria and Sudan. Please include information about any contacts with Syria and Sudan since that date with respect to the assets you purchased. Tell us whether any contacts involve the governments of Syria or Sudan, or entities controlled by their governments.

2. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Brian Lloyd, Director of Finance
        Merit Medical Systems, Inc.

        Amanda Ravitz
        Assistant Director